Exhibit 21.1

SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of Novo Integrated Sciences, Inc. as of August 31, 2021.

Company	Jurisdiction of Incorporation or Organization
Novo Healthnet Limited	Ontario, Canada
Novo Healthnet Rehab Limited	Ontario, Canada
Novo Healthnet Kemptville Centre, Inc. (1)	Ontario, Canada
Novo Assessments Inc.	Ontario, Canada
Novomerica Health Group, Inc.	Nevada
PRO-DIP, LLC	New York
Acenzia, Inc.	Ontario, Canada

(1)	Novo Healthnet Limited owns an 80% interest in Novo Healthnet Kemptville Centre, Inc.